SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)1

PEMCO AVIATION GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

706444106
(CUSIP Number)

SPECIAL VALUE INVESTMENT MANAGEMENT, LLC
11100 SANTA MONICA BOULEVARD, SUITE 210
LOS ANGELES, CALIFORNIA 90025
(310) 566-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

DECEMBER 12, 2002
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

(Continued on the following pages)

1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 706444106	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
SPECIAL VALUE INVESTMENT MANAGEMENT, LLC IRS NO.: 95-4759860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,004,955 SHARES 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,004,955 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,004,955 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.5%(1)

14	TYPE OF REPORTING PERSONS*
IA, OO

(1)	BASED ON 3,786,599 SHARES OF PEMCO AVIATION GROUP, INC. COMMON STOCK OUTSTANDING AS OF OCTOBER 31, 2002, AS REPORTED BY PEMCO AVIATION GROUP, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2002, FILED ON NOVEMBER 7, 2002, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 706444106	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
SVIM/MSM, LLC IRS NO.: 95-4760193

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 456,809 SHARES 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 456,809 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
456,809 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1%(1)

14	TYPE OF REPORTING PERSON*
OO

(1)	BASED ON 3,786,599 SHARES OF PEMCO AVIATION GROUP, INC. COMMON STOCK OUTSTANDING AS OF OCTOBER 31, 2002, AS REPORTED BY PEMCO AVIATION GROUP, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2002, FILED ON NOVEMBER 7, 2002, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 706444106	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
SVIM/MSM II, LLC IRS NO.: 52-2263031

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 215,211 SHARES 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 215,211 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
215,211 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%(1)

14	TYPE OF REPORTING PERSON*
OO

(1)	BASED ON 3,786,599 SHARES OF PEMCO AVIATION GROUP, INC. COMMON STOCK OUTSTANDING AS OF OCTOBER 31, 2002, AS REPORTED BY PEMCO AVIATION GROUP, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2002, FILED ON NOVEMBER 7, 2002, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 706444106	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
TENNENBAUM & CO., LLC IRS NO.: 95-4759860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,004,955 SHARES 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,004,955 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,004,955 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.5%(1)

14	TYPE OF REPORTING PERSON*
OO

(1)	BASED ON 3,786,599 SHARES OF PEMCO AVIATION GROUP, INC. COMMON STOCK OUTSTANDING AS OF OCTOBER 31, 2002, AS REPORTED BY PEMCO AVIATION GROUP, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2002, FILED ON NOVEMBER 7, 2002, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 706444106	Page 6 of 10

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
MICHAEL E. TENNENBAUM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 54,844 SHARES 8 SHARED VOTING POWER 1,004,955 SHARES 9 SOLE DISPOSITIVE POWER 54,844 SHARES 10 SHARED DISPOSITIVE POWER 1,004,955 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,059,799 SHARES

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.6%(1)

14	TYPE OF REPORTING PERSON*
IN

(1)	BASED ON 3,786,599 SHARES OF PEMCO AVIATION GROUP, INC. COMMON STOCK OUTSTANDING AS OF OCTOBER 31, 2002, AS REPORTED BY PEMCO AVIATION GROUP, INC. IN ITS QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2002, FILED ON NOVEMBER 7, 2002, AND INCLUDES 54,844 SHARES ISSUABLE TO MICHAEL E. TENNENBAUM UPON THE EXERCISE OF OUTSTANDING STOCK OPTIONS THAT ARE EXERCISABLE WITHIN SIXTY DAYS OF DECEMBER 16, 2002, AND COMPUTED IN ACCORDANCE WITH RULE 13d-3(d)(1).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 5 to Schedule 13D relating to Pemco Aviation Group, Inc., a Delaware corporation (“Pemco”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on September 17, 1999, as amended by Amendment No. 1 thereto filed with the Commission on November 8, 2000, Amendment No. 2 thereto filed with the Commission on November 20, 2000, Amendment No. 3 thereto filed with the Commission on March 12, 2002 and Amendment No. 4 thereto filed with the Commission on November 8, 2002 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 1. Security and Issuer.

     The information in Item 1 is hereby amended and restated as follows:

     This statement relates to the beneficial ownership of 1,059,799 shares of common stock, par value $0.0001 per share (“Common Stock”), of Pemco. The principal executive offices of Pemco are located at 1943 North 50th Street, Birmingham, Alabama 35212.

Item 2. Identity and Background.

     The information in Item 2 is hereby amended and restated as follows:

     (a)  This Statement is being filed by Special Value Investment Management, LLC, a Delaware limited liability company (“SVIM”), SVIM/MSM, LLC, a Delaware limited liability company (“SVIM/MSM”), SVIM/MSM II, LLC, a Delaware limited liability company (“SVIM/MSMII”), Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). SVIM, SVIM/MSM, SVIM/MSMII, TCO, and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

     (b)  The address of the Reporting Persons’ principal office is located at 11100 Santa Monica Boulevard, Suite 210, Los Angeles, California 90025.

     (c)  The principal business of SVIM is investment advising. Its managing member is TCO. The principal business of SVIM/MSM is serving as managing member of Special Value Bond Fund, LLC, a Delaware limited liability company (“SVBFI”). Its managing member is TCO. The principal business of SVIM/MSMII is serving as managing member of Special Value Bond Fund II, LLC, a Delaware limited liability company (“SVBFII”). Its managing member is TCO. The principal business of TCO is making investments and managing assets. Its managing member is Mr. Tennenbaum. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO.

     (d)  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).

     (e)  During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Mr. Tennenbaum is a United States Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The information in Item 3 is hereby amended and restated as follows:

     On September 7, 1999, Matthew L. Gold (“Mr. Gold”) and TMG Fund LLP, a Colorado limited liability partnership that is wholly owned by Mr. Gold, sold 800,000 shares and 200,000 shares, respectively, of Pemco Common Stock to TCO, SVBFI, and certain other investors. This sale was pursuant to a Stock Purchase Agreement dated the same date (the “Stock Purchase Agreement”). The purchase price for these shares was $10,000,000 (or $10.00 per share). The purchases were consummated using personal funds and working capital of the respective Reporting Persons. Also on September 7, 1999, in related transactions, Mr. Gold contributed 1,026,909 shares of Pemco Common Stock to TCO/PSI, LLC, a Delaware limited liability company (“TCO/PSI”), whose managing members were TCO and Mr. Gold and its two other members were Howard M. Levkowitz (“Mr. Levkowitz”) and Mark K. Holdsworth (“Mr. Holdsworth”).

     After September 7, 1999, SVIM, SVIM/MSM, SVIM/MSMII, TCO and Mr. Tennenbaum acquired beneficial ownership of an additional 143,143 shares of Pemco Common Stock for a total purchase price of $2,239,773, including 25,100 shares of Pemco Common Stock acquired on March 12, 2002 for a total purchase price of $477,653, 12,300 shares of Pemco Common Stock acquired on March 13, 2002 for a total purchase price of $240,793, and 54,844 stock options issued to Mr. Tennenbaum as director’s compensation. The sole source of funds used in purchasing all 143,143 shares of Pemco Common Stock (other than such stock options) was the working capital of SVBFI, SVBFII, and a separate account that is an affiliate of SVIM, SVIM/MSM, SVIM/MSMII, TCO and Mr. Tennenbaum.

     On November 6, 2002, TCO/PSI dissolved and was liquidated. Upon its dissolution, TCO/PSI distributed all of its holdings in Pemco Common Stock to its members. Accordingly, TCO/PSI’s managing members, TCO and Mr. Gold, received 248,555 and 700,000 shares of Pemco Common Stock, respectively, and TCO/PSI’s two other members, Mr. Levkowitz and Mr. Holdsworth, received 31,134 and 47,220 shares of Pemco Common Stock, respectively. Concurrently, TCO transferred 4,350 shares of Pemco Common Stock to certain employees of an affiliated entity pursuant to an irrevocable, pre-existing contractual obligation to transfer such shares. Such transfer was triggered upon the dissolution and distribution by TCO/PSI of its holdings in Pemco Common Stock to its members and was made without further consideration.

     On December 12, 2002, SVBFI and SVBFII purchased an aggregate of 272,450 shares of Pemco Common Stock from Mr. Gold. This purchase was pursuant to a Stock Purchase Agreement dated the same date. The purchase price for these shares was $5,993,900 (or $22.00 per share). The purchases were consummated using the working capital of SVBFI and SVBFII.

Item 4. Purposes of Transaction.

     The information in Item 4 is hereby amended and restated as follows:

     The Reporting Persons acquired the Pemco Common Stock for investment purposes. They intend to monitor and evaluate the investment on a continuing basis. Except as set forth herein, the Reporting Persons have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

     The information in Item 5 is hereby amended and restated as follows:

     (a)-(b) The shares of Pemco Common Stock identified in Item 1 constitute 27.6% of the outstanding Common Stock of Pemco, based upon 3,841,443 shares of Pemco Common Stock outstanding as of October 31, 2002, as reported by Pemco in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, filed on November 7, 2002, and includes 54,844 shares issuable to Mr. Tennenbaum upon the exercise of outstanding stock options that are exercisable within sixty days of December 16, 2002, and computed in accordance with Rule 13d-3(d)(1). With respect to the beneficial ownership percentages of the Reporting Persons (listed below) other than Mr. Tennenbaum, the beneficial ownership percentage is calculated based upon 3,786,599 shares of Pemco Common Stock outstanding as of October 31, 2002, as reported by Pemco in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, filed on November 7, 2002, and does not include the 54,844 shares issuable to Mr.

Tennenbaum upon the exercise of outstanding stock options that are exercisable within sixty days of December 16, 2002. SVIM may be deemed to beneficially own 1,004,955 shares of Pemco Common Stock (26.5% of the outstanding Common Stock of Pemco), which includes 456,809 shares which it has shared voting and dispositive power with SVIM/MSM, TCO and Mr. Tennenbaum, 215,211 shares which it has shared voting and dispositive power with SVIM/MSMII, TCO and Mr. Tennenbaum, 3,730 shares which it has shared voting and dispositive power with TCO, Mr. Tennenbaum and a separate account managed by SVIM, and 329,205 shares which it has shared voting and dispositive power with TCO and Mr. Tennenbaum; SVIM/MSM may be deemed to beneficially own 456,809 shares of Pemco Common Stock (12.1% of the outstanding Common Stock of Pemco), which it has shared voting and dispositive power with SVIM, TCO and Mr. Tennenbaum; SVIM/MSMII may be deemed to beneficially own 215,211 shares of Pemco Common Stock (5.7% of the outstanding Common Stock of Pemco), which it has shared voting and dispositive power with SVIM, TCO and Mr. Tennenbaum; TCO may be deemed to beneficially own 1,004,955 shares of Pemco Common Stock (26.5% of the outstanding Common Stock of Pemco), which includes 456,809 shares which it has shared voting and dispositive power with SVIM, SVIM/MSM and Mr. Tennenbaum, 215,211 shares which it has shared voting and dispositive power with SVIM, SVIM/MSMII and Mr. Tennenbaum, 3,730 shares which it has shared voting and dispositive power with SVIM, Mr. Tennenbaum and a separate account managed by SVIM, and 329,205 shares which it has shared voting and dispositive power with SVIM and Mr. Tennenbaum; and Mr. Tennenbaum may be deemed to beneficially own 1,059,799 shares of Pemco Common Stock (27.6% of the outstanding Common Stock of Pemco), which includes 456,809 shares which he has shared voting and dispositive power with SVIM, SVIM/MSM and TCO, 215,211 shares which he has shared voting and dispositive power with SVIM, SVIM/MSMII and TCO, 3,730 shares which he has shared voting and dispositive power with SVIM, TCO and a separate account managed by SVIM, and 329,205 shares which he has shared voting and dispositive power with SVIM and TCO.

     (c)  Except as described in this statement, the Reporting Persons have not effected transactions in Pemco’s Common Stock within 60 days prior to the date of this statement.

     (d)  - (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

     The information in Item 7 is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement (attached as an exhibit to Amendment No. 4 to Schedule 13D).
Exhibit B	Stock Purchase Agreement by and among Tennenbaum & Co., LLC and the other parties listed under the heading “Buyer” on the signature pages thereto and Matthew L. Gold and the other parties listed under the heading “Seller” on the signature pages hereto dated September 7, 1999 (attached as an exhibit to the Schedule 13D).
Exhibit C	Limited Liability Company Agreement of TCO/PSI, LLC dated September 7, 1999 (attached as an exhibit to the Schedule 13D).
Exhibit D	Termination of Joint Filing Agreement (attached as an exhibit to Amendment No. 3 to Schedule 13D).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2002	SPECIAL VALUE INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company

By: Tennenbaum & Co., LLC Its: Managing Member

SVIM/MSM, LLC, a Delaware limited liability company

By: Tennenbaum & Co., LLC Its: Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company

By: Tennenbaum & Co., LLC Its: Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ MICHAEL E. TENNENBAUM Name: Michael E. Tennenbaum Its: Managing Member Date: December 16, 2002

MICHAEL E. TENNENBAUM

/s/ MICHAEL E. TENNENBAUM Michael E. Tennenbaum Date: December 16, 2002